UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Announces New Comprehensive Network Management Solution for Service Providers. Dated July 22nd, 2009	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22nd, 2009	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Announces New Comprehensive Network
Management Solution for Service Providers

Star Management Suite to enhance operational capabilities for service providers

Tel-Aviv, Israel, July 22, 2009 – Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced the launch of Star Management Suite, a new comprehensive network management solution designed to manage complete WiMAX network infrastructure with the necessary level of control, and to enable operators to simplify management of innovative IP services such as VoIP and IPTV while enhancing quality of service in a centralized, integrated manner.

Star Management Suite is designed to deliver greater network control capabilities with a common feature set across the entire family of BreezeMAX solutions. This new carrier class management system provides critical capabilities essential for service provider network operations, including an effective fault management framework, a common set of network management applications including quality of service (QoS), and a common service assurance suite.

The Suite, compliant with WiMAX Forum standards, provides a comprehensive set of unified management capabilities to serve multiple types of network topologies with quick time to market introduction of new customer premise equipment (CPE) and IP based services. It is designed to support performance, scalability and security requirements for large networks through a distributed architecture and to consolidate network faults from various supported network elements. The management suite also enables a smooth integration of OSS and BSS elements in the network.

“Providing network management to WiMAX operators as part of an end-to-end offering all-in-one package such as Alvarion’s helps to ensure significant OPEX savings and a higher level quality of service to subscribers – a must in today’s competitive services market,” said Emmy Johnson, founder of Sky Light Research. “Alvarion is responding to operators’ need for greater control and anticipation of addressing QoS and quality of experience through a robust network management solution for troubleshooting, billing and traffic control.”

The Star Management Suite has been successfully trialed and used in multiple markets by operators around the world. This solution features tools that allow customers to monitor, visualize and troubleshoot complex WiMAX infrastructure, enabling them to enhance network reliability and performance. It also allows customers to prioritize network traffic and services to deliver critical data to the right people at the right time.

“We are enabling significant operational savings for our customers as they build and scale their WiMAX networks, and add new innovative IP services,” said Avinoam Barak, president of wireless network division of Alvarion. “The Star Management Suite provides a solid foundation for the management platform for service assurance capabilities that are essential to meeting service level agreements our customers are demanding today. This solution enhances our end-to-end turnkey WiMAX portfolio and allows our customers greater control over their network.”

The Star Management Suite includes multiple solutions for overall network management. AlvariSTAR is the network management system already deployed by operators globally. StarACS is a standard based platform capable of managing TR-69 based CPEs. StarQuality is a unique carrier-class performance monitoring system for monitoring WiMAX networks.

About Alvarion
Alvarion (NASDAQ: ALVR) is the largest WiMAX pure-player with the most extensive WiMAX customer base and over 250 commercial deployments around the globe. Committed to growing the WiMAX market, the company offers solutions for a wide range of frequency bands supporting a variety of business cases. Through its OPEN WiMAX strategy, superior IP and OFDMA know-how, and ability to deploy end-to-end turnkey WiMAX projects, Alvarion is shaping the new wireless broadband experience (www.alvarion.com).

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: potential impact on our business of the spread of the U.S. credit crisis and current global recession; Alvarion’s inability to capture market share in the expected growth of the WiMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, services provisioning, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers, and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

“Alvarion”, “AlvariSTAR”, “StarACS”, and “StarQuality” are the registered trademarks of Alvarion Ltd. in certain jurisdictions.

All other companies’ names, products, services may be the properties of their respective owners.